Exhibit 99.1

For Immediate Release

January 23, 2013

SAP Announces Record Full Year and Fourth Quarter 2012 – Full Year 2012 Non-IFRS Software and Software-Related Service Revenue Increases 17% to €13.2 Billion

•	12th Consecutive Quarter of Double-Digit Growth in Non-IFRS Software and Software-Related Service Revenue

•	Revenue Guidance Exceeded: At Constant Currencies, Full Year 2012 Non-IFRS Software and Software-Related Service Revenue Increased 13%

•	Full Year Non-IFRS Software & Cloud Subscriptions Revenue[1] Increased 21% to €5.00 Billion (17% At Constant Currencies)

•	Very Strong Software Revenue Contribution From Innovations in Full Year 2012: €392 Million from SAP HANA and €222 Million from Mobile

•	Accelerating Cloud Momentum: Annual Cloud Revenue Run Rate Approaching €850 Million[2]

•	Full Year 2012 Non-IFRS Operating Profit Increased 11% to €5.21 Billion (7% to €5.02 Billion at Constant Currencies Compared to Guidance Range of €5.05 - €5.25 Billion)

WALLDORF, Germany – January 23, 2013 – SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter ended December 31, 2012.

BUSINESS HIGHLIGHTS IN THE FOURTH QUARTER AND FULL YEAR 2012

SAP delivered record revenues in 2012. Non-IFRS total revenue grew 14% year-on-year and exceeded €16 billion. Non-IFRS software and software-related service revenue grew 17% year-on-year to €13.2 billion. Non-IFRS software and cloud subscriptions revenue grew 21% year-on-year to €5 billion.

SAP delivered strong overall growth in the fourth quarter. The company achieved strong software revenue performance in the APJ region. The EMEA region delivered impressive results in light of the continued uncertain market environment and the Americas region had a solid software revenue performance considering a tough year-over-year comparison. SAP delivered exceptional growth in its key innovation areas SAP HANA, Mobile and Cloud: SAP HANA had an outstanding quarter reaching nearly €200 million in software revenue in the fourth quarter and achieving almost €400 million for the full year. SAP’s mobile business contributed more than €220 million to software revenue achieving its full year revenue target.

[1]

Starting with the reporting for the fourth quarter and full year 2012, SAP has introduced, in the revenue section of its income statement, a new line item “Software & Cloud Subscriptions Revenue” which is the subtotal of the existing line items ‘Software Revenue’ and ‘Cloud Subscriptions and Support Revenue’. The content of the line items included in the subtotal as well as of all other line items in the income statements remain unchanged.

[2]

The annual revenue run rate is derived from the total revenue of SAP’s two cloud segments (Cloud Applications and Ariba) in the fourth quarter of 2012 and includes Ariba (before any future growth). The annual run rate is calculated by taking the fourth quarter cloud division total revenue and multiplying it by 4.

SAP Reports Preliminary Fourth Quarter 2012 Results	Page 2

SAP’s strong cloud momentum continued in the fourth quarter: Derived from the total revenue of SAP’s two cloud segments (Cloud Applications and Ariba) the annual cloud revenue run rate is approaching €850 million. For the SAP cloud applications segment alone 12 month new and upsell subscription billings increased nineteenfold in the fourth quarter. Even when including SuccessFactors in SAP’s 2011 numbers the growth is triple digit at 102%3. For SuccessFactors on a stand-alone basis, 12 month new and upsell subscription billings grew 95%.

“In 2012, SAP empowered best-run businesses to meet real-time consumer demands. We invested in our flagship innovation SAP HANA and strengthened the industry’s best portfolio in the cloud. We delivered industry-specific solutions, accessible anywhere on the mobile device,” said SAP Co-CEOs Bill McDermott and Jim Hagemann Snabe. “Our momentum has never been stronger. We are very well positioned to achieve our 2015 goals.”

“We achieved €5 billion in full year non-IFRS software and cloud subscription revenue, an increase of 21%. We saw very strong revenue contribution from our key innovations SAP HANA and Cloud. We are confident we will continue our double-digit growth momentum in 2013 and further improve our profitability,” said SAP CFO Werner Brandt.

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – Fourth Quarter 2012

	Fourth Quarter 20121)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q4 2012	Q4 2011	% change	Q4 2012	Q4 2011	% change	% change const. curr.
Software	1,937	1,779	9	1,937	1,779	9	8
Cloud subscriptions and support	126	6	2,000	159	6	2,691	2,608
Software & cloud subscriptions	2,063	1,785	16	2,096	1,785	17	16
Support	2,165	1,936	12	2,170	1,937	12	10
Software and software-related service revenue	4,227	3,721	14	4,265	3,722	15	13
Total revenue	5,022	4,499	12	5,061	4,500	12	11
Total operating expenses	-3,431	-2,831	21	-3,096	-2,719	14	12
- thereof TomorrowNow litigation	2	6	-67	0	0	0
Operating profit	1,591	1,668	-5	1,964	1,781	10	9
Operating margin (%)	31.7	37.1	-5.4pp	38.8	39.6	-0.8pp	-0.6pp
Profit after tax	1,104	1,197	-8	1,359	1,277	6
Basic earnings per share (€)	0.93	1.01	-8	1.14	1.07	7
Number of employees (FTE)	64,422	55,765	16	N/A	N/A	N/A	N/A

1)	All figures are preliminary and unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS software revenue was €1,937 million (2011: €1,779 million), an increase of 9% (8% at constant currencies). IFRS software & cloud subscriptions revenue was €2.06 billion (2011: €1.79 billion), an increase of 16%. Non IFRS software & cloud subscriptions revenue was €2.10 billion (2011: €1.79 billion), an increase of 17% (16% at constant currencies). IFRS software and software-related service

[3]

Q4 2012 year-over-year growth rate in 12 month new and upsell subscription billings which relates to SAP cloud applications business (excluding Ariba). The growth rate is a pro forma growth rate assuming that the acquisition of SuccessFactors was completed as of January 1, 2011. For more information on our non-IFRS billings see Explanation of Non-IFRS Measures online.

SAP Reports Preliminary Fourth Quarter 2012 Results	Page 3

revenue was €4.23 billion (2011: €3.72 billion), an increase of 14%. Non-IFRS software and software-related service revenue was €4.27 billion (2011: €3.72 billion), an increase of 15% (13% at constant currencies). IFRS total revenue was €5.02 billion (2011: €4.50 billion), an increase of 12%. Non-IFRS total revenue was €5.06 billion (2011: €4.50 billion), an increase of 12% (11% at constant currencies).

IFRS operating profit was €1.59 billion (2011: €1.67 billion), a decrease of 5%. Non-IFRS operating profit was €1.96 billion (2011: €1.78 billion), an increase of 10% (9% at constant currencies). IFRS operating margin was 31.7% (2011: 37.1%), a decrease of 5.4 percentage points. Non-IFRS operating margin was 38.8% (2011: 39.6%), or 39.0% at constant currencies, a decrease of 0.8 percentage points (a decrease of 0.6 percentage points at constant currencies).

IFRS operating profit and IFRS operating margin for the fourth quarter 2012 were impacted by share-based compensation expense of €185 million (2011: €1 million) and acquisition-related charges of €151 million (2011: €116 million). Share-based compensation expenses significantly increased primarily due to the implementation of new share-based compensation plans as well as the strong performance of SAP’s share price in 2012.

Total headcount for the group grew in the fourth quarter by 304 FTEs organically and by almost 3,100 FTEs in total (including acquisition of Ariba) compared to the previous quarter.

IFRS profit after tax was €1.10 billion (2011: €1.20 billion), a decrease of 8%. Non-IFRS profit after tax was €1,359 million (2011: €1,277 million), an increase of 6%. IFRS basic earnings per share was €0.93 (2011: €1.01), a decrease of 8%. Non-IFRS basic earnings per share was €1.14 (2011: €1.07), an increase of 7%. The IFRS and non-IFRS effective tax rates in the fourth quarter of 2012 were 27.7% (2011: 26.3%) and 28.5% (2011: 26.4%), respectively.

FINANCIAL HIGHLIGHTS – Full Year 2012

	Full Year 20121)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	FY 2012	FY 2011	% change	FY 2012	FY 2011	% change	% change const. curr.
Software	4,658	4,107	13	4,658	4,107	13	10
Cloud subscriptions and support	270	18	1,400	342	18	1,839	1,717
Software & cloud subscriptions	4,928	4,125	19	5,000	4,125	21	17
Support	8,236	7,194	14	8,244	7,221	14	10
Software and software-related service revenue	13,164	11,319	16	13,245	11,346	17	13
Total revenue	16,222	14,233	14	16,303	14,260	14	10
Total operating expenses	-12,158	-9,352	30	-11,094	-9,550	16	12
- thereof TomorrowNow litigation	0	717	-100	0	0	0
Operating profit	4,064	4,881	-17	5,209	4,710	11	7
Operating margin (%)	25.1	34.3	-9.2pp	32.0	33.0	-1.0pp	-1.1pp
Profit after tax	2,826	3,439	-18	3,608	3,367	7
Basic earnings per share (€)	2.37	2.89	-18	3.03	2.83	7
Number of employees (FTE)	64,422	55,765	16	N/A	N/A	N/A	N/A

1)	All figures are preliminary and unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

SAP Reports Preliminary Fourth Quarter 2012 Results	Page 4

IFRS software revenue was €4.66 billion (2011: €4.11 billion), an increase of 13% (10% at constant currencies). IFRS software & cloud subscriptions revenue was €4.93 billion (2011: €4.13 billion), an increase of 19%. Non IFRS software & cloud subscriptions revenue was €5.00 billion (2011: €4.13 billion), an increase of 21% (17% at constant currencies). IFRS software and software-related service revenue was €13.16 billion (2011: €11.32 billion), an increase of 16%. Non-IFRS software and software-related service revenue was €13.25 billion (2011: €11.35 billion), an increase of 17% (13% at constant currencies). This exceeded SAP’s non-IFRS software and software-related service revenue guidance which was the high end of the 10.5 – 12.5% range at constant currencies. IFRS total revenue was €16.22 billion (2011: €14.23 billion), an increase of 14%. Non-IFRS total revenue was €16.30 billion (2011: €14.26 billion), an increase of 14% (10% at constant currencies).

IFRS operating profit was €4.06 billion (2011: €4.88 billion), a decrease of 17%. Non-IFRS operating profit was €5.21 billion (2011: €4.71 billion), an increase of 11% (€5.02 billion at constant currencies, an increase of 7%). This was slightly below SAP’s non-IFRS operating profit guidance (which was in a range of €5.05 - €5.25 billion at constant currencies) due to the company’s continued investments in key innovations as well as the expansion of SAP’s global go-to-market activities. IFRS operating margin was 25.1% (2011: 34.3%), a decrease of 9.2 percentage points. Non-IFRS operating margin was 32.0% (2011: 33.0%), or 31.9% at constant currencies, a decrease of 1.0 percentage points (a decrease of 1.1 percentage points at constant currencies).

IFRS operating profit and IFRS operating margin for the full year 2012 were impacted by share-based compensation expense of €519 million (2011: €68 million) and acquisition-related charges of €537 million (2011: €448 million). Share-based compensation expenses significantly increased primarily due to the implementation of new share-based compensation plans as well as the strong performance of SAP’s share price in 2012. Additionally, for the full year 2011, the reduction of the provision for the TomorrowNow litigation resulted in a significant profit from the discontinued TomorrowNow activities. This had a 5.1 percentage point positive influence on the SAP’s full year 2011 IFRS operating margin. For this reason the 2012 and 2011 IFRS profit and margin numbers are not fully comparable.

Operating profit and operating margin for the full year 2012 were impacted by SAP’s continued investments in its global go-to-market activities and its cloud business. Total headcount for the group grew year-over-year by almost 8,700 FTEs (thereof more than 4,800 FTEs from acquisitions).

IFRS profit after tax was €2.83 billion (2011: €3.44 billion), a decrease of 18%. Non-IFRS profit after tax was €3.61 billion (2011: €3.37 billion), an increase of 7%. IFRS basic earnings per share was €2.37 (2011: €2.89), a decrease of 18%. Non-IFRS basic earnings per share was €3.03 (2011: €2.83), an increase of 7%. The IFRS and non-IFRS effective tax rates in the full year 2012 were 26.1% (2011: 27.9%) and 27.4% (2011: 26.6%), respectively.

Operating cash flow was €3.65 billion (2011: €3.78 billion), a decrease of 3%. Free cash flow was €3.11 billion (2011: €3.33 billion), a decrease of 7%. Free cash flow was 19% of total revenue (2011: 23%). At December 31, 2012, SAP had a total group liquidity of €2.49 billion (December 31, 2011: €5.60 billion), which includes cash and cash equivalents and short term investments. Net liquidity at December 31, 2012 was -€2.50 billion compared to €1.64 billion at December 31, 2011. This decrease in net liquidity was primarily the result of the annual shareholder dividend payment and the acquisition of SuccessFactors and Ariba in 2012.

BUSINESS OUTLOOK

SAP is providing the following outlook for the full year 2013:

•

The Company expects full year 2013 non-IFRS software & cloud subscriptions revenue to increase in a range of 14% – 20% at constant currencies (2012: €5.00 billion). The full year 2013 non-IFRS cloud subscription and support revenue contributing to this growth is expected to be around €750 million at constant currencies (2012: €342 million).

SAP Reports Preliminary Fourth Quarter 2012 Results	Page 5

•	The Company expects full-year 2013 non-IFRS software and software-related service revenue to increase in a range of 11% – 13% at constant currencies (2012: €13.25 billion).

•	The Company expects full-year 2013 non-IFRS operating profit to be in a range of €5.85 billion – €5.95 billion at constant currencies (2012: €5.21 billion).

•	The Company projects a full-year 2013 IFRS effective tax rate of 25.5% – 26.5% (2012: 26.1%) and a non-IFRS effective tax rate of 27.0% – 28.0% (2012: 27.4%).

SAP Reports Preliminary Fourth Quarter 2012 Results	Page 6

Additional Information

The financial information presented above reflects the results of the acquisitions of SuccessFactors starting on February 21, 2012 and Ariba starting on October 1, 2012. Except as described in Explanation of Non-IFRS Measures, no amounts have been reflected in SAP’s results in respect of either company prior to the date of acquisition.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

# #

2012 Integrated Report and Annual Report

SAP’s 2012 Integrated Report, SAP’s 2012 Annual Report to Shareholders (a subset of SAP’s 2012 Integrated Report) and SAP’s 2012 Annual Report on Form 20-F are scheduled to be published on March 22, 2013, and will be available for download at www.sap.com/investor.

Webcast

SAP senior management will host a press conference in Walldorf today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by a financial analyst call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results and the 2013 outlook can be found at www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 232,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

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SAP Reports Preliminary Fourth Quarter 2012 Results	Page 7

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE FOURTH QUARTER 2012

(Condensed and Unaudited)

Page

Financial Statements (IFRS)
Income Statements – Quarter	F1
Income Statements – Twelve Months	F2
Statements of Financial Position	F3-F4
Statements of Cash Flows	F5

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers	F6-F7
Non-IFRS Adjustments	F8
Revenue by Region	F9-F10

Financial Statements (IFRS)

CONSOLIDATED INCOME STATEMENTS

For the three months ended December 31

€ millions, unless otherwise stated	2012	2011	Change in %
Software	1,937	1,779	9
Cloud subscriptions and support	126	6	2,000
Software & cloud subscription	2,063	1,785	16
Support	2,165	1,936	12
Software and software-related service revenue	4,227	3,721	14
Consulting	612	615	0
Other services	183	163	12
Professional services and other service revenue	795	778	2
Total revenue	5,022	4,499	12

Cost of software and software-related services	–732	–604	21
Cost of professional services and other services	–634	–576	10
Total cost of revenue	–1,367	–1,180	16
Gross profit	3,655	3,319	10
Research and development	–630	–537	17
Sales and marketing	–1,149	–941	22
General and administration	–306	–200	53
Restructuring	0	–2	–100
TomorrowNow litigation	2	6	–67
Other operating income/expense, net	20	23	–13
Total operating expenses	–3,431	–2,831	21
Operating profit	1,591	1,668	–5

Other non-operating income/expense, net	–28	–41	–32
Finance income	21	46	–54
Finance costs TomorrowNow litigation	0	1	–100
Other finance costs	–56	–50	12
Finance costs	–56	–49	14
Financial income, net	–35	–3	>100
Profit before tax	1,528	1,624	–6

Income tax TomorrowNow litigation	–1	–5	–80
Other income tax expense	–423	–422	0
Income tax expense	–424	–427	–1
Profit after tax	1,104	1,197	–8
Profit attributable to non-controlling interests	0	0	0
Profit attributable to owners of parent	1,104	1,197	–8

Basic earnings per share, in €*	0.93	1.01	–8
Diluted earnings per share, in €*	0.92	1.01	–8

*	For the three months ended December 31, 2012 and 2011, the weighted average number of shares was 1,192 million (diluted 1,194 million) and 1,190 million (diluted: 1,190 million), respectively (treasury stock excluded).

F1

CONSOLIDATED INCOME STATEMENTS

For the twelve months ended December 31

€ millions, unless otherwise stated	2012	2011	Change in %
Software	4,658	4,107	13
Cloud subscriptions and support	270	18	1,400
Software & cloud subscription	4,928	4,125	19
Support	8,236	7,194	14
Software and software-related service revenue	13,164	11,319	16
Consulting	2,442	2,341	4
Other services	616	573	8
Professional services and other service revenue	3,058	2,914	5
Total revenue	16,222	14,233	14

Cost of software and software-related services	–2,476	–2,107	18
Cost of professional services and other services	–2,522	–2,248	12
Total cost of revenue	–4,998	–4,355	15
Gross profit	11,224	9,878	14
Research and development	–2,268	–1,939	17
Sales and marketing	–3,935	–3,081	28
General and administration	–970	–715	36
Restructuring	–8	–4	100
TomorrowNow litigation	0	717	–100
Other operating income/expense, net	21	25	–16
Total operating expenses	–12,158	–9,352	30
Operating profit	4,064	4,881	–17

Other non-operating income/expense, net	–173	–75	>100
Finance income	107	123	–13
Finance costs TomorrowNow litigation	–1	8	<-100
Other finance costs	–174	–169	3
Finance costs	–175	–161	9
Financial income, net	–68	–38	79
Profit before tax	3,823	4,768	–20

Income tax TomorrowNow litigation	0	–281	–100
Other income tax expense	–996	–1,048	–5
Income tax expense	–996	–1,329	–25
Profit after tax	2,826	3,439	–18
Profit attributable to non-controlling interests	0	1	–100
Profit attributable to owners of parent	2,826	3,438	–18

Basic earnings per share, in €*	2.37	2.89	–18
Diluted earnings per share, in €*	2.37	2.89	–18

*	For the twelve months ended December 31, 2012 and 2011, the weighted average number of shares was 1,191 million (diluted 1,192 million) and 1,189 million (diluted: 1,190 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2012, and December 31, 2011

€ millions	2012	2011
Cash and cash equivalents	2,475	4,965
Other financial assets	154	817
Trade and other receivables	3,915	3,493
Other non-financial assets	332	187
Tax assets	157	207
Total current assets	7,033	9,669

Goodwill	13,274	8,711
Intangible assets	3,234	2,024
Property, plant, and equipment	1,710	1,551
Other financial assets	633	538
Trade and other receivables	88	84
Other non-financial assets	68	39
Tax assets	173	146
Deferred tax assets	655	465
Total non-current assets	19,836	13,558
Total assets	26,870	23,227

F3

€ millions	2012	2011
Trade and other payables	911	937
Tax liabilities	552	409
Financial liabilities	802	1,331
Other non-financial liabilities	2,107	1,981
Provision TomorrowNow litigation	234	231
Other provisions	699	331
Provisions	933	562
Deferred income	1,383	1,046
Total current liabilities	6,689	6,266

Trade and other payables	45	43
Tax liabilities	391	408
Financial liabilities	4,445	2,925
Other non-financial liabilities	98	92
Provisions	393	268
Deferred tax liabilities	572	474
Deferred income	64	44
Total non-current liabilities	6,007	4,254
Total liabilities	12,696	10,520

Issued capital	1,229	1,228
Share premium	492	419
Retained earnings	13,976	12,466
Other components of equity	–194	–37
Treasury shares	–1,337	–1,377
Equity attributable to owners of parent	14,166	12,699

Non-controlling interests	8	8
Total equity	14,174	12,707
Equity and liabilities	26,870	23,227

F4

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the twelve months ended December 31

€ millions	2012	2011
Profit after tax	2,826	3,439
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	863	724
Income tax expense	996	1,329
Financial income, net	68	38
Decrease/increase in sales and bad debt allowances on trade receivables	–24	–18
Other adjustments for non-cash items	31	14
Decrease/increase in trade receivables	–297	–426
Decrease/increase in other assets	–72	–59
Decrease/increase in trade payables, provisions and other liabilities	207	–380
Decrease/increase in deferred income	153	121
Cash outflows due to TomorrowNow litigation	7	–52
Interest paid	–164	–139
Interest received	92	92
Income taxes paid, net of refunds	–1,034	–908
Net cash flows from operating activities	3,652	3,775

Business combinations, net of cash and cash equivalents acquired	–5,898	–179
Cash payments for derivative instruments related to business combinations	–26	–9
Total cash outflows for business combinations, net of cash and cash equivalents acquired	–5,924	–188
Purchase of intangible assets and property, plant, and equipment	–543	–445
Proceeds from sales of intangible assets or property, plant, and equipment	39	55
Purchase of equity or debt instruments of other entities	–1,022	–2,046
Proceeds from sales of equity or debt instruments of other entities	1,654	1,398
Net cash flows from investing activities	–5,796	–1,226

Purchase of non-controlling interests	0	–28
Dividends paid	–1,310	–713
Purchase of treasury shares	–53	–246
Proceeds from reissuance of treasury shares	90	251
Proceeds from issuing shares (share-based compensation)	15	46
Proceeds from borrowings	5,778	519
Repayments of borrowings	–4,714	–1,005
Net cash flows from financing activities	–194	–1,176

Effect of foreign exchange rates on cash and cash equivalents	–152	74
Net decrease/increase in cash and cash equivalents	–2,490	1,447
Cash and cash equivalents at the beginning of the period	4,965	3,518
Cash and cash equivalents at the end of the period	2,475	4,965

F5

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended December 31
€ millions, unless otherwise stated	2012					2011			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	1,937	0	1,937	–12	1,925	1,779	0	1,779	9	9	8
Cloud subscriptions and support	126	33	159	–5	154	6	0	6	2,000	2,691	2,608
Software & cloud subscription	2,063	33	2,096	–17	2,079	1,785	0	1,785	16	17	16
Support	2,165	5	2,170	–42	2,128	1,936	1	1,937	12	12	10
Software and software-related service revenue	4,227	38	4,265	–58	4,207	3,721	1	3,722	14	15	13
Consulting	612	0	612	–14	598	615	0	615	0	0	–3
Other services	183	0	183	–3	180	163	0	163	12	12	10
Professional services and other service revenue	795	0	795	–17	778	778	0	778	2	2	0
Total revenue	5,022	38	5,061	–75	4,985	4,499	1	4,500	12	12	11

Operating Expense Numbers
Cost of software and software-related services	–732	84	–648			–604	69	–535	21	21
Cost of professional services and other services	–634	30	–605			–576	5	–571	10	6
Total cost of revenue	–1,367	114	–1,253			–1,180	74	–1,106	16	13
Gross profit	3,655	152	3,808			3,319	75	3,394	10	12
Research and development	–630	47	–583			–537	5	–532	17	10
Sales and marketing	–1,149	74	–1,075			–941	32	–909	22	18
General and administration	–306	101	–205			–200	7	–193	53	6
Restructuring	0	0	0			–2	2	0	–100	0
TomorrowNow litigation	2	–2	0			6	–6	0	–67	0
Other operating income/expense, net	20	0	20			23	0	23	–13	–13
Total operating expenses	–3,431	334	–3,096	55	–3,041	–2,831	112	–2,719	21	14	12

Profit Numbers
Operating profit	1,591	373	1,964	–20	1,944	1,668	113	1,781	–5	10	9
Other non-operating income/expense, net	–28	0	–28			–41	0	–41	–32	–32
Finance income	21	0	21			46	0	46	–54	–54
Finance costs TomorrowNow litigation	0	0	0			1	–1	0	–100	0
Other finance costs	–56	0	–56			–50	0	–50	12	12
Finance costs	–56	0	–56			–49	–1	–50	14	12
Financial income, net	–35	0	–35			–3	–1	–4	>100	>100
Profit before tax	1,528	373	1,901			1,624	112	1,736	–6	10
Income tax TomorrowNow litigation	–1	1	0			–5	5	0	–80	0
Other income tax expense	–423	–119	–542			–422	–37	–459	0	18
Income tax expense	–424	–118	–542			–427	–32	–459	–1	18
Profit after tax	1,104	255	1,359			1,197	81	1,277	–8	6
Profit attributable to non-controlling interests	0	0	0			0	0	0	0	0
Profit attributable to owners of parent	1,104	255	1,359			1,197	81	1,277	–8	6

Key Ratios
Operating margin in %	31.7		38.8		39.0	37.1		39.6	–5.4pp	–0.8pp	–0.6pp
Effective tax rate in %	27.7		28.5			26.3		26.4	1.4pp	2.1pp
Basic earnings per share, in €*	0.93		1.14			1.01		1.07	–8	7

F6

	for the twelve months ended December 31
€ millions, unless otherwise stated	2012					2011			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	4,658	0	4,658	–134	4,524	4,107	0	4,107	13	13	10
Cloud subscriptions and support	270	72	342	–20	322	18	0	18	1,400	1,839	1,717
Software & cloud subscription	4,928	72	5,000	–154	4,846	4,125	0	4,125	19	21	17
Support	8,236	8	8,244	–286	7,958	7,194	27	7,221	14	14	10
Software and software-related service revenue	13,164	81	13,245	–441	12,805	11,319	27	11,346	16	17	13
Consulting	2,442	0	2,442	–95	2,347	2,341	0	2,341	4	4	0
Other services	616	1	617	–19	599	573	0	573	8	8	5
Professional services and other service revenue	3,058	0	3,058	–113	2,945	2,914	0	2,914	5	5	1
Total revenue	16,222	81	16,303	–553	15,750	14,233	27	14,260	14	14	10

Operating Expense Numbers
Cost of software and software-related services	–2,476	338	–2,138			–2,107	285	–1,822	18	17
Cost of professional services and other services	–2,522	138	–2,384			–2,248	32	–2,216	12	8
Total cost of revenue	–4,998	475	–4,522			–4,355	317	–4,038	15	12
Gross profit	11,224	557	11,781			9,878	344	10,222	14	15
Research and development	–2,268	144	–2,124			–1,939	41	–1,898	17	12
Sales and marketing	–3,935	251	–3,684			–3,081	127	–2,954	28	25
General and administration	–970	186	–784			–715	30	–685	36	14
Restructuring	–8	8	0			–4	4	0	100	0
TomorrowNow litigation	0	0	0			717	–717	0	–100	0
Other operating income/expense, net	21	0	21			25	0	25	–16	–16
Total operating expenses	–12,158	1,064	–11,094	362	–10,732	–9,352	–198	–9,550	30	16	12

Profit Numbers
Operating profit	4,064	1,145	5,209	–192	5,018	4,881	–171	4,710	–17	11	7
Other non-operating income/expense, net	–173	0	–173			–75	0	–75	>100	>100
Finance income	107	0	107			123	0	123	–13	–13
Finance costs TomorrowNow litigation	–1	1	0			8	–8	0	<-100	0
Other finance costs	–174	0	–174			–169	0	–169	3	3
Finance costs	–175	1	–174			–161	–8	–169	9	3
Financial income, net	–68	1	–67			–38	–8	–46	79	46
Profit before tax	3,823	1,146	4,969			4,768	–179	4,589	–20	8
Income tax TomorrowNow litigation	0	0	0			–281	281	0	–100	0
Other income tax expense	–996	–365	–1,361			–1,048	–174	–1,222	–5	11
Income tax expense	–996	–365	–1,361			–1,329	107	–1,222	–25	11
Profit after tax	2,826	781	3,608			3,439	–72	3,367	–18	7
Profit attributable to non-controlling interests	0	0	0			1	0	1	–100	–100
Profit attributable to owners of parent	2,826	781	3,607			3,438	–72	3,366	–18	7

Key Ratios
Operating margin in %	25.1		32.0		31.9	34.3		33.0	–9.2pp	–1.0pp	–1.1pp
Effective tax rate in %	26.1		27.4			27.9		26.6	–1.8pp	0.8pp
Basic earnings per share, in €*	2.37		3.03			2.89		2.83	–18	7

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

F7

NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	10/01/ - 12/31/2012	1/1/ - 12/31/2012	10/01/ - 12/31/2011	1/1/ - 12/31/2011
Software and software-related service revenue (IFRS)	4,227	13,164	3,721	11,319
Adjustment for deferred revenue write-down	38	81	1	27
Software and software-related service revenue (Non-IFRS)	4,265	13,245	3,722	11,346

Operating profit (IFRS)	1,591	4,064	1,668	4,881
Revenue Adjustments (per above)	38	81	1	27
Adjustment for discontinued activities	–2	0	–6	–717
Adjustment for acquisition-related charges	151	537	116	448
Adjustment for stock-based compensation expenses	185	519	1	68
Adjustment for restructuring	0	8	2	4
Operating expense adjustments	334	1,064	112	–198
Operating profit adjustments	373	1,145	113	–171
Operating profit (Non-IFRS)	1,964	5,209	1,781	4,710

Profit after tax (IFRS)	1,104	2,826	1,197	3,439
Revenue adjustments (per above)	38	81	1	27
Operating profit adjustments (per above)	334	1,064	112	–198
Financial income, net adjustments	0	1	–1	–8
Adjustments pre-tax	373	1,146	112	–179
Taxes on adjustments	–118	–365	–32	107
Profit after tax (Non-IFRS)	1,359	3,608	1,277	3,367

Due to rounding, numbers may not add up precisely.

F8

REVENUE BY REGION

The following table presents our IFRS and non-IFRS revenue by region. Software revenue by region is based on location of negotiation and customer location whereas Software & Cloud Subscription revenue by region, software and software-related service revenue by region and total revenue by region are based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

Software revenue by Places where Contracts were Negotiated

	for the three months ended December 31
€ millions	2012					2011			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	937	0	937	–7	930	865	0	865	8	8	8
Americas	643	0	643	–1	642	625	0	625	3	3	3
APJ	357	0	357	–4	353	290	0	290	23	23	22
Software revenue	1,937	0	1,937	–12	1,925	1,779	0	1,779	9	9	8

Revenues by Location of Customers

	for the three months ended December 31
€ millions	2012					2011			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	936	0	936	–7	929	863	0	863	8	8	8
Americas	643	0	643	–1	642	627	0	627	3	3	2
APJ	357	0	357	–4	353	290	0	290	23	23	22
Software revenue	1,937	0	1,937	–12	1,925	1,779	0	1,779	9	9	8

Software & cloud subscription revenue by region
EMEA	958	0	958	–7	951	867	0	867	10	10	10
Americas	740	33	773	–6	767	629	0	629	18	23	22
APJ	365	0	365	–4	361	290	0	290	26	26	24
Software & cloud subscription revenue	2,063	33	2,096	–17	2,079	1,785	0	1,785	16	17	16

Software and software-related service revenue by region
Germany	575	0	575	0	575	578	0	578	–1	–1	–1
Rest of EMEA	1,441	0	1,441	–19	1,422	1,260	0	1,260	14	14	13
Total EMEA	2,015	0	2,015	–18	1,997	1,838	0	1,838	10	10	9
United States	1,081	38	1,119	–29	1,090	895	0	895	21	25	22
Rest of Americas	411	0	411	4	415	379	0	379	8	8	9
Total Americas	1,492	38	1,530	–25	1,505	1,274	1	1,274	17	20	18
Japan	209	0	209	5	214	182	0	182	15	15	18
Rest of APJ	511	0	511	–20	491	428	0	428	19	19	15
Total APJ	720	0	720	–15	705	609	0	609	18	18	16
Software and software-related service revenue	4,227	38	4,265	–58	4,207	3,721	1	3,722	14	15	13

Total revenue by region
Germany	712	0	712	0	712	729	0	729	–2	–2	–2
Rest of EMEA	1,673	0	1,673	–22	1,651	1,501	0	1,501	11	11	10
Total EMEA	2,386	0	2,386	–22	2,364	2,231	0	2,231	7	7	6
United States	1,310	38	1,348	–38	1,310	1,108	0	1,108	18	22	18
Rest of Americas	501	0	501	3	504	462	0	462	8	8	9
Total Americas	1,811	38	1,849	–35	1,814	1,569	1	1,570	15	18	16
Japan	232	0	232	5	237	202	0	202	15	15	17
Rest of APJ	594	0	594	–23	571	497	0	497	20	20	15
Total APJ	825	0	825	–17	808	699	0	699	18	18	16
Total revenue	5,022	38	5,061	–75	4,985	4,499	1	4,500	12	12	11

F9

Software revenue by Places where Contracts were Negotiated

	for the twelve months ended December 31
€ millions	2012					2011			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	2,005	0	2,005	–19	1,986	1,852	0	1,852	8	8	7
Americas	1,774	0	1,774	–78	1,696	1,534	0	1,534	16	16	11
APJ	879	0	879	–37	842	722	0	722	22	22	17
Software revenue	4,658	0	4,658	–134	4,524	4,107	0	4,107	13	13	10

Revenues by Location of Customers

	for the twelve months ended December 31
€ millions	2012					2011			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	2,041	0	2,041	–24	2,017	1,851	0	1,851	10	10	9
Americas	1,733	0	1,733	–73	1,660	1,534	0	1,534	13	13	8
APJ	884	0	884	–37	847	722	0	722	22	22	17
Software revenue	4,658	0	4,658	–134	4,524	4,107	0	4,107	13	13	10

Software & cloud subscription revenue by region
EMEA	2,107	0	2,107	–27	2,080	1,864	0	1,864	13	13	12
Americas	1,920	72	1,992	–89	1,903	1,540	0	1,540	25	29	24
APJ	901	0	901	–38	863	722	0	722	25	25	20
Software & cloud subscription revenue	4,928	72	5,000	–154	4,846	4,125	0	4,125	19	21	17

Software and software-related service revenue
Germany	1,820	0	1,820	0	1,820	1,726	0	1,726	5	5	5
Rest of EMEA	4,285	1	4,286	–61	4,225	3,803	8	3,811	13	12	11
Total EMEA	6,105	1	6,106	–61	6,045	5,529	8	5,537	10	10	9
United States	3,537	80	3,617	–249	3,368	2,870	15	2,885	23	25	17
Rest of Americas	1,283	0	1,283	–9	1,274	1,088	2	1,090	18	18	17
Total Americas	4,820	80	4,900	–258	4,642	3,958	17	3,975	22	23	17
Japan	699	0	699	–44	655	579	1	580	21	21	13
Rest of APJ	1,540	0	1,540	–78	1,462	1,253	1	1,254	23	23	17
Total APJ	2,239	0	2,239	–122	2,117	1,832	2	1,834	22	22	15
Software and software-related service revenue	13,164	81	13,245	–441	12,805	11,319	27	11,346	16	17	13

Total revenue by region
Germany	2,379	1	2,380	–1	2,379	2,347	0	2,347	1	1	1
Rest of EMEA	5,106	1	5,107	–74	5,033	4,644	8	4,652	10	10	8
Total EMEA	7,485	1	7,487	–75	7,412	6,991	7	6,998	7	7	6
United States	4,461	80	4,541	–319	4,222	3,699	15	3,714	21	22	14
Rest of Americas	1,639	0	1,639	–17	1,622	1,392	1	1,393	18	18	16
Total Americas	6,100	80	6,180	–336	5,844	5,091	16	5,107	20	21	14
Japan	789	0	789	–50	739	652	1	653	21	21	13
Rest of APJ	1,848	0	1,848	–93	1,755	1,499	2	1,501	23	23	17
Total APJ	2,637	0	2,637	–144	2,493	2,151	3	2,154	23	22	16
Total revenue	16,222	81	16,303	–553	15,750	14,233	27	14,260	14	14	10

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F10